September 30, 2005


PCAOB Letter File
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E., 7th Floor
Washington, D.C.  20549-7561


Dear Sirs:

We were previously independent registered public accountants for CitiStreet Funds, Inc. (the Funds), we reported on the financial statements and financial highlights as of December 31, 2004 and for the years covered by our Independent Registered
Public Accounting Firm report, dated February 16, 2005.
We have read the statements made by Matthew Riordan, Treasurer and CFO of the Funds (copy attached), which we understand will be filed in response to Sub-Item 77K of Form N-SAR and we agree with the statements concerning our firm contained therein.


Very truly yours,


 KPMG LLP